Exhibit 99.1

[English Translation of Convocation Notice Originally Issued in the Japanese Language]

[Note] This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the Japanese original shall prevail. The Company assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

April 11, 2024

(Start of electronic provisioning: April 4, 2024)

Notice of Convocation of the Extraordinary General Meeting of Shareholders

Dear Shareholders:

The Extraordinary General Meeting of Shareholders will be held as follows, and you are cordially invited to attend the meeting. In convening this meeting, we have taken electronic provision measures and posted the matters subject to electronic provision on the Company’s website linked below, in compliance with the provisions of Article 325-3 of the Companies Act of Japan.

Website: https://syla-tech.jp/ir

If you are unable to attend the meeting, kindly exercise your voting rights in writing. Details of each agenda item are outlined in the Reference Document for the General Meeting of Shareholders, available in the “Notice of Convocation of the Extraordinary General Meeting of Shareholders” on our company’s website. Please review the aforementioned document and submit your votes by 7:00 p.m. on Thursday, April 25, 2024 (JST), following the instructions provided below.

1. Date and Time

Friday, April 26, 2024, at 4:00 p.m. (JST)

2. Venue

Head Office of the Company (Ebisu Prime Square 7F, 1-1-39 Hiroo, Shibuya-ku, Tokyo, Japan)

3. Purpose of the meeting

Matters to be Resolved

Proposal 1: Partial Amendments to the Terms and Conditions of the 1st Stock Acquisition Rights

Proposal 2: Partial Amendments to the Terms and Conditions of the 5th Stock Acquisition Rights

4. Information on the Exercise of Voting Rights

Please indicate your approval/disapproval of the proposals on the enclosed voting form and return the form to us so that it reaches us by 7:00 p.m. on Thursday, April 25, 2024 (JST). If no indication of approval/disapproval is made for each proposal, it will be treated as approval of the Company’s proposal.

If you plan to attend the meeting, please submit the enclosed Voting Rights Exercise Form to the receptionist at the meeting.

Reference Documents for the General Meeting of Shareholders

Agenda and Reference Items

Proposal 1: Partial Amendments to the Terms and Conditions of the 1st Stock Acquisition Rights

We would like to extend the exercise period of the 1st stock acquisition rights, which are set to expire on April 30, 2024, to promote their exercise as stock options. We request your approval to amend the terms and conditions of the 1st stock acquisition rights as follows. This amendment shall become effective as of April 26, 2024.

(Underlines indicate changes.)

Current version	Proposed Changes

(iii) Exercise Period of Stock Acquisition Rights

From the day following the second anniversary of the date of resolution to issue the stock acquisition rights until April 30, 2024; provided, however, that if the final day of the exercise period is a bank holiday, the preceding business day is the final day.

(iii) Exercise Period of Stock Acquisition Rights

From the day following the second anniversary of the date of resolution to issue the stock acquisition rights until April 30, 2027; provided, however, that if the final day of the exercise period is a bank holiday, the preceding business day is the final day.

Proposal 2: Partial Amendments to the Terms and Conditions of the 5th Stock Acquisition Rights

We would like to extend the exercise period of the 5th stock acquisition rights, which are set to expire on April 30, 2024, to promote their exercise as stock options. We request your approval to amend the terms and conditions of the 5th stock acquisition rights as follows. This amendment shall become effective as of April 26, 2024.

(Underlines indicate changes.)

Current version	Proposed Changes

(iv) Exercise Period of Stock Acquisition Rights

From October 1, 2017 until April 30, 2024; provided, however, that if the final day of the exercise period is a bank holiday, the preceding business day is the final day.

(iv) Exercise Period of Stock Acquisition Rights

From October 1, 2017 until April 30, 2027; provided, however, that if the final day of the exercise period is a bank holiday, the preceding business day is the final day.